================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)*

                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                SEPTEMBER 4, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 14
--------------------------------------------            ------------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                              (b)     [_]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER (See Item 5)

                                        -0-
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER (See Item 5)
           SHARES                            5,343,662 (Class A Common Stock)
     BENEFICIALLY OWNED                      10,687,324 (Class B Common Stock)
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER (See Item 5)
            WITH
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                             5,343,662 (Class A Common Stock)
                                             10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
                  5,343,662 (Class A Common Stock)
                  10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.2%* (Class A Common Stock)
                  27.2%** (Class B Common Stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
          * As of August 21, 2003, the record date for Triarc Companies, Inc.'s distribution of its stock dividend, there were 19,638,942 shares of Class A Common Stock outstanding. All ownership percentages provided in this Schedule 13D with respect to the Class A Common Stock are based on this number of shares outstanding.

          ** As of September 4, 2003, the date for Triarc Companies, Inc.'s distribution of its stock dividend, there were 39,277,884 shares of Class B Common Stock outstanding as a result of Triarc Companies, Inc.'s distribution of its stock dividend on such date. All ownership percentages provided in this Schedule 13D with respect to the Class B Common Stock are based on this number of shares outstanding.

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 14
--------------------------------------------            ------------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                              (b)     [_]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER (See Item 5)
                                             3,342,506 (Class A Common Stock)
                                             6,685,012 (Class B Common Stock)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER (See Item 5)
           SHARES                            5,343,662 (Class A Common Stock)
     BENEFICIALLY OWNED                      10,687,324 (Class B Common Stock)
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER (See Item 5)
            WITH                             3,342,506 (Class A Common Stock)
                                             6,685,012 (Class B Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                             5,343,662 (Class A Common Stock)
                                             10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
                  8,686,168 (Class A Common Stock)
                  17,372,336 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  38.5% (Class A Common Stock)
                  38.5% (Class B Common Stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 14
--------------------------------------------            ------------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                              (b)     [_]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER (See Item 5)
                                             2,169,148 (Class A Common Stock)
                                             4,338,296 (Class B Common Stock)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER (See Item 5)
           SHARES                            5,343,662 (Class A Common Stock)
     BENEFICIALLY OWNED                      10,687,324 (Class B Common Stock)
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER (See Item 5)
            WITH                             2,169,148 (Class A Common Stock)
                                             4,338,296 (Class B Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                             5,343,662 (Class A Common Stock)
                                             10,687,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
                  7,512,810 (Class A Common Stock)
                  15,025,620 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.9% (Class A Common Stock)
                  34.9% (Class B Common Stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 14
--------------------------------------------            ------------------------


                        AMENDMENT NO. 14 TO SCHEDULE 13D


                  This Amendment No. 14 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003 and as amended by Amendment No. 13 dated July 1, 2003 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement, except that all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.


ITEM 1.  SECURITY AND ISSUER.

                  Item 1 of the Statement is amended by deleting the first two sentences thereof and substituting in its place the following:

                  The classes of equity securities to which this Statement relates are the Class A Common Stock and the Class B Common Stock. The Company's principal executive office is located at 280 Park Avenue, New York, New York 10017.

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 14
--------------------------------------------            ------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Statement is supplemented by adding the following:

                  The Class B Common Stock was acquired by the Reporting Persons pursuant to a stock dividend (the "Stock Dividend"), paid by the Company on September 4, 2003, on the Class A Common Stock, consisting of two shares of the newly designated Class B Common Stock for each share of Class A Common Stock outstanding as of the close of business on August 21, 2003 (the "Record Date").


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Statement is supplemented by adding the following:

                  As discussed in Item 3 of this Statement, the Class B Common Stock was acquired by the Reporting Persons pursuant to the Stock Dividend.

                  Item 4 of the Statement is amended by deleting the first paragraph thereof and substituting in its place the following:

                  Each of the Reporting Persons holds a significant equity investment in the Company and will continuously evaluate its ownership of the Class A Common Stock and Class B Common Stock held by such Reporting Person, and the Company's business and industry. Depending on market conditions and other factors that each of them may deem material to its respective investment decision, including, but not limited to, the relative prices, voting powers, dividend entitlements and liquidation preferences of the Class A Common Stock and the Class B Common Stock, any of the Reporting Persons may from time to time acquire shares of Class A Common Stock or Class B Common Stock in addition to the Class A Common Stock held by such Reporting Person and the Class B Common Stock acquired through the Stock Dividend, either in the open market or in privately negotiated transactions, or may dispose of all or a portion of the Class B

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 14
--------------------------------------------            ------------------------


Common Stock acquired through the Stock Dividend, the Class A Common Stock held by such Reporting Person or any additional securities of the Company that such Reporting Person hereafter may acquire.

                  As a result of the Reporting Persons' stock ownership and their Board representation in the Company and the executive positions that are held by Messrs. Peltz and May, the Reporting Persons are in a position to influence the management and policies of the Company and to influence the outcome of corporate actions requiring stockholder approval. Accordingly, the Reporting Persons should not be considered to be passive investors.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Statement is supplemented by adding the following to the specified subparagraphs:

                  (a) through (c). As a result of the Stock Dividend, which was distributed on September 4, 2003, the Purchaser acquired direct ownership of an aggregate of 10,687,324 shares of Class B Common Stock, Mr. Peltz acquired direct ownership of an aggregate of 820,846 shares of Class B Common Stock and Mr. May acquired direct ownership of an aggregate of 604,964 shares of Class B Common Stock.

                  Following the Stock Dividend, the Purchaser beneficially owns 10,687,324 shares of Class B Common Stock, representing approximately 27.2% of the outstanding shares of Class B Common Stock as of September 4, 2003 (based on the Company's record of holders on the Record Date).

                  By virtue of their positions as general partners of the Purchaser, Messrs. Peltz and May may be deemed to own beneficially the 10,687,324 shares of Class B Common Stock owned of record by the Purchaser. In such capacity, Messrs. Peltz and

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 14
--------------------------------------------            ------------------------


May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Class B Common Stock.

                  In addition to the foregoing, Mr. Peltz beneficially owns and has the sole power to vote and dispose of 868,346 shares of Class B Common Stock and beneficially owns 5,816,666 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement, and Mr. May beneficially owns and has the sole power to vote and dispose of 604,964 shares of Class B Common Stock and beneficially owns 3,733,332 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement.

                  The Peltz Family Limited Partnership (the "Peltz L.P.") acquired 47,500 shares of Class B Common Stock as a result of the Stock Dividend. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. Mr. Peltz, Mr. May and the Purchaser disclaim beneficial ownership of such shares.

                  As a result, Messrs. Peltz and May may be deemed to beneficially own an aggregate of 17,372,366 and 15,025,620 shares of Class B Common Stock, respectively, representing approximately 38.5% and 34.9%, respectively, of the outstanding shares of Class B Common Stock (based on the Company's record of holders on the Record Date plus the shares subject to the stock options that may be exercised by Messrs. Peltz and May, respectively, within 60 days of the date of this Statement).

                  (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by the Reporting Persons.

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 14
--------------------------------------------            ------------------------


                  Item 5 of the Statement is amended by deleting the tenth, eleventh, twelfth and thirteenth paragraphs thereof and substituting in their place the following:

                  On April 23, 2003, Mr. Peltz exercised options to purchase 600,000 shares of Class A Common Stock and paid the exercise price of such options through delivery of 383,523 shares of Class A Common Stock held by him by means of an attestation of ownership of such shares. The remaining 216,477 shares of Class A Common Stock issuable upon the exercise of such options as well as the 432,954 shares of Class B Common Stock issuable in the Stock Dividend in respect of such shares (collectively, the "Peltz Deferred Shares") were credited to a deferred compensation account and will be delivered to Mr. Peltz on January 2, 2005, subject to further deferral by Mr. Peltz under certain circumstances and subject to acceleration under certain other circumstances.

                  On April 23, 2003, Mr. May exercised options to purchase 400,000 shares of Class A Common Stock and paid the exercise price of such shares through the delivery of 255,682 shares of Class A Common Stock held by him by means of an attestation of ownership of such shares. The remaining 144,318 shares of Class A Common Stock issuable upon the exercise of such options as well as the 288,636 shares of Class B Common Stock issuable in the Stock Dividend in respect of such shares (collectively, the "May Deferred Shares") were credited to a deferred compensation account and will be delivered to Mr. May on January 2, 2005, subject to further deferral by Mr. May under certain circumstances and subject to acceleration under certain other circumstances.

                  Neither Mr. Peltz nor Mr. May has voting or dispositive power over the Peltz Deferred Shares or the May Deferred Shares, as the case may be. As a result, these shares have not been included in the number of shares of Class A Common Stock or Class B Common Stock beneficially owned by Messrs. Peltz and May.

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 10 of 14
--------------------------------------------            ------------------------


                  In addition to the foregoing, Messrs. Peltz and May beneficially own 2,908,333 and 1,866,666 shares of Class A Common Stock, respectively, representing stock options that may be exercised within 60 days of the date of this Statement.

                  Item 5 of the Statement is amended by deleting the fourteenth paragraph thereof and substituting in its place the following:

                  The Purchaser, Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 5,343,662, 8,686,168 and 7,512,810 shares of Class A Common Stock, respectively, representing approximately 27.2%, 38.5% and 34.9% of the outstanding shares of Class A Common Stock, respectively.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  Item 6 is supplemented by adding the following:

                  The terms of the BOA Loans require that the shares of Class B Common Stock paid in the Stock Dividend in respect of shares of Class A Common Stock that secure the BOA Loans be delivered to BOA and held as additional collateral for the BOA Loans.

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 11 of 14
--------------------------------------------            ------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are included in this Statement as exhibits thereto:

                  5.       Joint Filing Agreement of the Purchaser, Peltz and
                           May.***


------------------------
*** This exhibit replaces the Joint Filing Agreement of the Purchaser, Peltz and May filed with the Original Statement as Exhibit 5.

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 12 of 14
--------------------------------------------            ------------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2003


                                        DWG ACQUISITION GROUP, L.P.

                                        By: /s/ Nelson Peltz
                                           ----------------------------------
                                                Name:  Nelson Peltz
                                                Title: General Partner


                                        By: /s/ Peter W. May
                                           ----------------------------------
                                                Name:  Peter W. May
                                                Title: General Partner

                                        /s/ Nelson Peltz
                                        --------------------------------------
                                        Nelson Peltz

                                        /s/ Peter W. May
                                        --------------------------------------
                                        Peter W. May

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 13 of 14
--------------------------------------------            ------------------------


                                             EXHIBIT INDEX
                                             -------------


    EXHIBIT                                    DESCRIPTION                                       PAGE NO.
    -------                                    -----------                                       --------
       1         Stock Purchase Agreement dated as of October 1, 1992 by and between the   Filed with Original
                 Purchaser, Posner, Posner Trust and Security Management.                  Statement

       2         Exchange Agreement dated as of October 12, 1992 between the Company and   Filed with Original
                 Security Management.                                                      Statement

       3         Agreement dated as of October 1, 1992 between the Company and the         Filed with Original
                 Purchaser.                                                                Statement

       4         Agreement of Limited Partnership of the Purchaser dated as of             Filed with Original
                 September 25, 1992.                                                       Statement

       5         Joint Filing Agreement of the Purchaser, Peltz and May.                   Filed herewith***

       6         Memorandum of Understanding, dated January 21, 1993, by and between the   Filed with Amendment
                 Purchaser and William A. Ehrman, individually and derivatively on         No. 2
                 behalf of SEPSCO.

       7         Letter dated January 25, 1993 from Steven Posner to the
                 Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).

       8         Undertaking and Agreement, dated February 9, 1993, executed by the        Filed with Amendment
                 Purchaser.                                                                No. 3

       9         Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited        Filed with Amendment
                 Partnership of the Purchaser.                                             No. 4

      10         Citibank Loan Documents (Exhibits and Schedule omitted).                  Filed with Amendment
                                                                                           No. 4

      11         Republic Loan Documents (Exhibits and Schedules omitted).                 Filed with Amendment
                                                                                           No. 4

      12         Pledge and Security Agreement, dated as of April 5, 1993, between the     Filed with Amendment
                 Purchaser and Citibank.                                                   No. 5

      13         Custodial Loan Documents.                                                 Filed with Amendment
                                                                                           No. 5

      14         Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon    Filed with Amendment
                 Kalvaria.                                                                 No. 6

--------------------------------------------            ------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 14 of 14
--------------------------------------------            ------------------------


      15         Amended and Restated Pledge and Security Agreement, dated as of           Filed with Amendment
                 July 25, 1994 between the Purchaser and Citibank.                         No. 6

      16         Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited     Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      17         Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited         Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      18         Amendment No. 4 dated a January 1, 1995 to Agreement of Limited           Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      19         Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited       Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      20         BOA Loan documents (Exhibits and Schedules omitted).                      Filed with Amendment
                                                                                           No. 7

      21         Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W.    Filed with Amendment
                 May to the Company.                                                       No. 8

      22         Press release, issued by the Company, dated October 12, 1998.             Filed with Amendment
                                                                                           No. 8

      23         Letter, dated October 12, 1998, from the Company to Messrs. Nelson        Filed with Amendment
                 Peltz and Peter W. May.                                                   No. 8

      24         Press release issued by the Company, dated March 10, 1999.                Filed with Amendment
                                                                                           No. 9

      25         Amended and Restated Agreement of Limited Partnership of the Purchaser,   Filed with Amendment
                 amended and restated as of November 11, 2002.                             No. 11

      26         Pledge Agreement dated April 2, 2001, made by Peltz Family Limited        Filed with Amendment
                 Partnership, in favor of Bank of America, N.A.                            No. 13

      27         Pledge and Security Agreement dated April 2, 2003, made by Peter W.       Filed with Amendment
                 May, in favor of Bank of America, N.A. (Schedule II omitted).             No. 13


*** This exhibit replaces the Joint Filing Agreement of the Purchaser, Peltz and May filed with the Original Statement as Exhibit 5.